UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Navigator Holdings Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y62132108

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62132108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS BW Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES	7	SOLE VOTING POWER 21,868,857
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 21,868,857
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,868,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%[1]
14	TYPE OF REPORTING PERSON CO

1 This percentage is based on a total of 55,903,672 outstanding shares of common stock based on disclosures in the Issuer’s current report on Form 6-K furnished to the Securities and Exchange Commission on December 18, 2020.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Navigator Holdings Ltd., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o NGT Services (UK) Ltd, 10 Bressenden Place, London, SW1E 5DH, United Kingdom.

Item 2. Identity and Background.

This Schedule 13D is being filed by BW Group Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“BWG”). The principal business of BWG is that of an investment holding company. The registered address of BWG is at c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HMEX, Bermuda and the correspondence address of BWG is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.

Set forth in Schedule A to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of each of BWG, which is incorporated herein by reference.

During the last five years prior to the date hereof, none of BWG nor, to the best knowledge of BWG, without independent verification, any of the other persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used for the purchase of the Common Shares reported herein came from the working capital of BWG. A total of $196,819,713 was paid for the 21,868,857 Common Shares acquired by BWG since December 15, 2020 (the date on which the obligation to file this Schedule 13D arose). No borrowed funds were used to purchase the Common Shares.

Item 4. Purpose of Transaction.

BWG acquired the Common Shares for investment purposes in a privately negotiated transaction entered into on December 15, 2020. That transaction was consummated on December 18, 2020.

Investor Rights Agreement

On December 22, 2020, the Issuer and BWG entered into an investor rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement provides that, subject to certain exceptions, BWG has the right to designate up to two individuals to be nominated by the Issuer to its board of directors until BWG no longer beneficially owns at least 3,750,000 Common Shares, and one individual to be nominated by the Issuer to its board of directors until BWG no longer beneficially owns 937,500 Common Shares. On December 22, 2020, Andreas Beroutsos, Managing Director of BWG, was appointed to the Issuer’s board of directors.

Pursuant to the terms of the Investor Rights Agreement, and subject to certain requirements and customary conditions therein, BWG may demand that the issuer file a registration statement with the SEC to register securities for sale to the public. The Investor Rights Agreement also provides BWG with certain “piggyback” registration rights, subject to certain requirements and customary conditions.

The Investor Rights Agreement provides for certain standstill provisions that restrict BWG from acquiring additional Common Shares until May 18, 2022, subject to certain exceptions. The Investor Rights Agreement also provides BWG with certain information rights, including the delivery of certain business plans, management reports and other information relating to the financial condition, business, prospects or corporate affairs of the Issuer as BWG may from time to time reasonably request, subject to customary exceptions.

Page 3 of 7 Pages

Reference to and the description of the Investor Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit A hereto and is incorporated by reference herein.

Other than as described above, neither BWG nor, to the best knowledge of BWG, without independent verification, any of the persons listed in Schedule A hereto, has present plans or proposals which relate to or would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	any material change in the present capitalization or dividend policy of the Issuer;

f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	any action similar to any of those enumerated above.

BWG expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, decide to: (i) purchase additional Common Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Common Shares, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as BWG may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

In addition, without limitation, BWG and its affiliates may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or other relevant parties regarding the Issuer, including but not limited to an extraordinary corporate transaction involving the Issuer (including but not limited to a merger, reorganization or liquidation) or the Issuer’s operations, strategy, future plans, corporate structure, capitalization, dividend policy, governance, control, corporate documents, agreements, de-listing or de-registration.

Page 4 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a)

As of December 28, 2020, BWG may be deemed to beneficially own 21,868,857 Common Shares, representing approximately 39.1% of the outstanding Common Shares.

The foregoing beneficial ownership percentage is based on a total of 55,903,672 Common Shares outstanding based on disclosures in the Issuer’s current report on Form 6-K furnished to the Securities and Exchange Commission on December 18, 2020.

(b)	BWG has sole voting power and sole dispositive power over 21,868,857 Common Shares.

(c)	On December 15, 2020, BWG entered into an agreement to purchase 21,868,857 Common Shares in a private transaction at a price of $9.00 per share. That transaction was consummated on December 18, 2020.

(d)	As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by BWG’s identified in Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 of this Schedule 13D are incorporated by reference in its entirety into this Item 6.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

A.	Investor Rights Agreement, dated December 22, 2020, among Navigator Holdings Ltd. and BW Group Limited (incorporated by reference to Exhibit 4.1 to Navigator Holdings Ltd.’s Form 6-K, filed with the Securities and Exchange Commission on December 28, 2020)

Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

BW Group Limited

By: /s/ Nicholas John Oxleigh Fell

Name: Nicholas John Oxleigh Fell

Title:   Authorized Signatory

Page 6 of 7 Pages

SCHEDULE A

Directors and Executive Officers of BW Group Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
Thomas Thune Andersen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Danish
Amaury de Seze	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	French
Christian Clausen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Danish
Sir John Rose	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Tan Hwee Hua @ Lim Hwee Hua	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Executive officers
Christian Bonfils	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW Dry Cargo ApS	Danish
Nicholas John Oxleigh Fell	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Executive Vice President, Corporate Services & General Counsel	British
Yngvil Signe Eriksson Asheim	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW LNG	Norwegian
Sebastien Brochet	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chief Financial Officer	French
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Senior Vice President	Singaporean
Andreas Beroutsos	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director	Greek